

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 5, 2017

<u>Via E-mail</u>
Brett A. Sandercock
Chief Financial Officer
ResMed Inc.
9001 Spectrum Center Blvd.
San Diego, CA 92123

> **Re: ResMed Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 5, 2016**
> **File No. 001-15317**

Dear Mr. Sandercock:

We have reviewed your December 20, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2016 letter.

Form 10-K for the Fiscal Year Ended June 30, 2016

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note your response to comment 1. As previously requested, please amend your Form 10-K to include an audit report stating that the audits were conducted in accordance with the "standards of the Public Company Accounting Oversight Board (United States)" as required by AS 1.

You may contact Tara Harkins at (202) 551-3639, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery